Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2026

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2026 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2025. The date of this MD&A is May 6, 2026. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Three months ended	2026	2025	2025	2025	2025	2024	2024	2024
Production revenues	$148.7	$123.8	$128.7	$136.3	$211.0	$213.6	$218.2	$208.4
Cash flow from operating activities	40.0	42.6	45.4	55.2	96.7	115.0	110.3	77.9
Basic per share (1)	0.59	0.63	0.68	0.79	1.32	1.55	1.45	1.02
Diluted per share (1)	0.59	0.62	0.66	0.75	1.27	1.49	1.40	0.98
Funds flow from operations (2)	61.0	56.6	49.7	65.8	100.1	107.7	124.7	115.2
Basic per share (3)	0.91	0.84	0.74	0.94	1.36	1.45	1.64	1.51
Diluted per share (3)	0.91	0.82	0.72	0.90	1.31	1.39	1.58	1.44
Net income (loss)	(18.7)	(12.3)	16.8	15.3	15.4	(284.8)	33.2	37.1
Basic per share	(0.28)	(0.18)	0.25	0.22	0.21	(3.83)	0.44	0.48
Diluted per share	$(0.28)	$(0.18)	$0.24	$0.21	$0.20	$(3.83)	$0.42	$0.46
Production
Light oil (bbl/d)	6,189	5,443	4,979	6,314	12,727	13,271	13,722	13,782
Heavy oil (bbl/d)	12,390	12,782	12,586	12,041	10,887	11,621	10,624	7,026
NGLs (bbl/d)	2,088	2,037	1,955	2,189	3,072	3,176	3,148	3,193
Natural gas (mmcf/d)	48	46	47	50	70	72	73	71
Total (boe/d)(4)	28,733	27,971	27,316	28,943	38,416	40,119	39,714	35,773

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information".

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three months ended March 31
(millions, except per share amounts)	2026	2025
Cash flow from operating activities	$40.0	$96.7
Change in non-cash working capital	(12.1)	(5.8)
Decommissioning expenditures	1.7	6.6
Equity forward contracts	31.2	-
Onerous office lease settlements	-	0.7
Deferred financing costs	(0.4)	(0.4)
Restructuring	0.2	0.1
Transaction costs	-	2.2
Other expenses	0.4	-
Funds flow from operations (1)	61.0	100.1
Capital expenditures	(79.7)	(128.4)
Decommissioning expenditures	(1.7)	(6.6)
Free Cash Flow (1)	$(20.4)	$(34.9)

Per share – funds flow from operations (2)
Basic per share	$0.91	$1.36
Diluted per share	$0.91	$1.31

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities and funds flow from operations both decreased in Q1 2026 compared to Q1 2025 primarily due to lower production revenues, as a result of lower production volumes due to the disposition of our operated Pembina assets (the "Pembina Disposition") at the start of Q2 2025.

Pembina Disposition

On April 7, 2025, the Company closed the Pembina Disposition to InPlay Oil Corp ("InPlay") of our operated Pembina (Cardium) assets (the "Pembina Assets"). Total consideration for the transaction included approximately $208 million of cash (inclusive of final closing adjustments), 9,139,784 common shares of InPlay, after giving effect to InPlay's consolidation of its common shares on a one for six basis effective April 14, 2025, ("InPlay Shares") and a $14.7 million value associated with acquiring InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2 property. The transaction included all the Company's assets in Pembina, with the exception of our non-operated interest in Pembina Cardium Unit #11 which we retained. As part of the transaction, InPlay assumed all assets and liabilities associated with the Pembina Assets, including the Company’s decommissioning liabilities.

In August 2025, the Company closed the sale of all of our InPlay Shares to a third party, for proceeds of $91.4 million, resulting in a $15.2 million gain.

This transaction further strengthened our balance sheet while reducing our decommissioning liabilities by over 50 percent, with the cash proceeds from the transaction used to initially pay down outstanding debt on our syndicated credit facility at closing and subsequently used to accelerate our share buyback program.

Business Strategy

The Company has a balanced portfolio of heavy and light oil assets following the close of the Pembina Disposition in 2025. In Peace River over the past few years we have more than doubled our production in the area through a focused development program. With a significant land base of greater than 700 net sections, we expect to continue to grow our Clearwater and Bluesky production through further development and delineation of existing and new fields in the area. Additionally, we continue to progress our enhanced oil recovery strategy through our waterflood initiatives and are encouraged by our results to-date. We have expanded these efforts in the area in 2026 and will continue to build on the success that we have had to-date.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Additionally, we also expect to grow our light oil assets through ongoing development. The Company began development in the Belly River formation in 2025 and has advanced our plans in 2026 with further activity in the formation given the strong results we have achieved and the expanded infrastructure that we completed in Open Creek in late 2025. The pace and level of future development and growth in both our heavy and light oil assets will be subject to the macro-economic environment (commodity prices and service costs) as we look to generate acceptable returns and maintain the Company’s financial strength.

In 2023, we began our return of capital initiative through our share buyback program under our normal course issuer bid ("NCIB"). This program has further enhanced shareholder returns, specifically through a focus on per share growth. Purchases under the NCIB are subject to having $65 million of liquidity and otherwise complying with the terms of our current credit facilities. We have re-purchased and cancelled a total of approximately 18.8 million common shares (approximately 23 percent of our outstanding shares when our NCIB program began) for total consideration of $162.9 million since the inception of the NCIB in 2023.

Furthermore, in 2025, the Company began mitigating our share-based compensation exposure by entering into prepaid equity forward contracts. To-date the Company has entered into contracts on a total of 5,125,000 shares at a weighted average share price of $9.56. The expiry dates range from 2028 - 2029, however, the Company can monetize these contracts at our discretion.

The Company continued with our environmental remediation efforts in Q1 2026 with a focus on abandoning and reclaiming inactive fields.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Benchmark prices
WTI oil ($US/bbl)	$71.93	$59.14	$64.93	$63.74	$71.42	$70.27	$75.09	$80.57
Edm mixed sweet par price (CAD$/bbl)	93.39	76.30	86.57	84.04	95.00	94.39	97.60	105.41
Western Canada Select (CAD$/bbl)	79.19	66.65	75.28	73.89	84.04	80.67	83.80	91.82
NYMEX Henry Hub ($US/mmbtu)	5.04	3.55	3.07	3.44	3.65	2.79	2.16	1.89
AECO 5A Index (CAD$/mcf)	2.01	2.23	0.60	1.69	2.17	1.48	0.69	1.18
Foreign exchange rate ($US/CAD$)	1.37	1.39	1.38	1.38	1.43	1.40	1.37	1.37

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.76)	(4.25)	(2.20)	(2.84)	(4.98)	(2.42)	(3.35)	(3.63)
WTI - Western Canadian Select Heavy ($US/bbl)	(14.13)	(11.19)	(10.38)	(10.20)	(12.65)	(12.54)	(13.51)	(13.55)

Average sales price (1) (2)
Light oil (CAD$/bbl)	97.23	75.30	86.67	91.09	99.46	96.95	100.09	107.61
Heavy oil (CAD$/bbl)	69.40	59.10	67.93	61.27	70.14	67.70	73.73	79.73
NGLs (CAD$/bbl)	37.11	35.33	36.44	39.42	53.49	44.27	48.92	48.92
Total liquids (CAD$/bbl)	74.47	61.07	69.56	68.11	82.21	78.88	84.04	91.64
Natural gas (CAD$/mcf)	$2.38	$2.38	$0.91	$2.00	$2.18	$1.53	$0.86	$1.33

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Oil

In Q1 2026, WTI prices averaged US$71.93 per bbl. Oil prices started the year low, averaging US$60.26 per bbl in January but increased throughout the quarter with WTI averaging US$91.00 per bbl in March. The increase in oil prices was mainly due to the conflict in the Middle East between US, Israel and Iran, which halted transit through the Strait of Hormuz, disrupting roughly 20% of global oil and refined product flows.

In Q1 2026, WCS differentials averaged US$14.13 per bbl, wider than the average of US$11.19 per bbl in Q4 2025. Differentials weakened in the quarter as seasonal demand eased amidst a well-supplied market. The MSW differential averaged US$3.76 per barrel in Q1 2026.

The Company currently has the following oil hedging contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price (US$/bbl)
WTI Swap	13,100	May 2026	$67.45
WTI Swap	12,075	June 2026	71.56
WTI Swap	8,950	July 2026	76.15
WTI Swap	2,250	August 2026	81.20
WTI Swap	1,375	September 2026	82.14
WTI Collar	750	June 2026	86.00 - 92.25
WTI Collar	5,050	August 2026	$80.25 - 87.69

Natural Gas

In Q1 2026, NYMEX futures prices averaged US$5.04 per mmbtu, an increase from US$3.55 per mmbtu in Q4 2025. The increase was driven by cold weather throughout North America, particularly in February which increased demand and led to a strong February price of US$7.46 per mmbtu. In Alberta, AECO 5A prices averaged $2.01 per mcf, a decrease from Q4 2025 which averaged $2.23 per mcf. AECO prices remained low due to ongoing supply growth and high inventory levels.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)
AECO Swap	35,377	May 2026 - October 2026	$2.68
AECO Swap	4,739	November 2026 - March 2027	$3.31

Foreign Exchange Forward Contracts

The Company enters into foreign exchange forward contracts to mitigate the risk of changes in the $US/$CAD exchange rate on oil sales that reference $US benchmark prices and commodity hedging contracts that are settled in $US. The Company currently has the following contracts in place on a weighted average basis:

Type	Notional Amount ($millions)	Remaining Term	Price (C$)
FX forward contract	19.6	May 2026	$1.3700
FX forward contract	20.3	June 2026	1.3732
FX forward contract	19.2	July 2026	1.3714
FX forward contract	18.5	August 2026	1.3715
FX forward contract	4.0	September 2026	$1.3750

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Prepaid Equity Forward Contracts

In Q3 2025, the Company began entering into prepaid equity forward contracts in respect of our common shares to mitigate the equity price risk associated with our share-based compensation plans. Given the value of our share-based compensation plans fluctuates based on the Company’s share price on the Toronto Stock Exchange ("TSX") at each period end date, entering into equity forward contracts will help reduce the volatility in our funds flow from operations. The Company currently has the following contracts in place on a weighted average basis:

Type	Share Volume	Remaining Term (1)	Price (C$)
Equity Forward Contract	720,000	September 2028	$8.89
Equity Forward Contract	1,300,000	October 2028	8.72
Equity Forward Contract	550,000	November 2028	8.43
Equity Forward Contract	715,000	December 2028	8.31
Equity Forward Contract	450,000	January 2029	8.76
Equity Forward Contract	680,000	February 2029	10.18
Equity Forward Contract	710,000	April 2029	$13.82

Total share volume	5,125,000	Weighted average price	$9.56

(1)
The Company can settle the contract, or a portion of the contract, at any time.

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Three months ended March 31
	2026	2025	% change
Light oil (per bbl)	$97.23	$99.46	(2)
Heavy oil (per bbl)	69.40	70.14	(1)
NGL (per bbl)	37.11	53.49	(31)
Total liquids (per bbl)	74.47	82.21	(9)
Realized risk management loss (per bbl)	(9.33)	(0.10)	9,230
Total liquids, net (per bbl)	65.14	82.11	(21)

Natural gas (per mcf)	2.38	2.18	9
Realized risk management gain (per mcf)	0.45	0.46	(2)
Natural gas net (per mcf)	2.83	2.64	7

Weighted average (per boe)	57.57	61.11	(6)
Realized risk management gain (loss) (per boe)	(5.96)	0.78	N/A
Weighted average net (per boe)	$51.61	$61.89	(17)

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Production

	Three months ended March 31
Daily production	2026	2025	% change
Light oil (bbl/d)	6,189	12,727	(51)
Heavy oil (bbl/d)	12,390	10,887	14
NGL (bbl/d)	2,088	3,072	(32)
Natural gas (mmcf/d)	48	70	(31)
Total production (boe/d)	28,733	38,416	(25)

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

In Q1 2026, production levels decreased compared to 2025 due to the Pembina Disposition which we closed at the start of Q2 2025. Production associated with the Pembina Assets averaged approximately 11,000 boe/d in Q1 2025 consisting of light oil, NGLs and natural gas. Additionally, as a result of our focus on Peace River development over the past few years, the Company has increased heavy oil production volumes. In Q1 2026, we drilled 20 (17.8 net) wells, including injector wells and non-operated activity, and a total of 21 (15.5 net) wells were brought on production.

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Three months ended March 31
Daily production (boe/d) (1)	2026	2025	% change
Willesden Green/PCU #11	14,263	24,967 (2)	(43)
Peace River	13,270	11,609	14
Viking	920	1,520	(39)
Legacy	280	320	(13)
Total	28,733	38,416	(25)

(1)
Refer to “Supplemental Production Disclosure” for details by product type.
(2)
Includes production from the Pembina Assets of approximately 11,000 boe/d.

Netbacks

	Three months ended March 31
(per boe)	2026	2025
Netback:
Sales price (1) (3)	$57.57	$61.11
Risk management gain (loss) (2)	(5.96)	0.78
Royalties	(5.00)	(8.22)
Transportation	(5.25)	(4.85)
Net operating costs (3)	(14.60)	(15.72)
Netback (3)	$26.76	$33.10

	(boe/d)	(boe/d)
Production	28,733	38,416

(1)
Includes the impact of commodities purchased from and sold to third parties of $0.2 million for Q1 2026 (2025 – $0.3 million). See "Production Revenues" below for a reconciliation of "Sales" to "Production revenues".
(2)
Realized risk management gains (losses) on commodity contracts.
(3)
Non-GAAP ratios. See "Non-GAAP and Other Financial Measures".

The Company's netback decreased in Q1 2026 compared to Q1 2025, mainly due to a realized risk management loss on our outstanding oil hedges. This was partially offset by lower net operating costs, as higher cost production was sold in the Pembina Disposition, and lower royalties due to lower oil prices, particularly in January and February.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

	Three months ended March 31
(millions)	2026	2025
Netback:
Sales (1) (3)	$148.9	$211.3
Risk management gain (loss) (2)	(15.4)	2.7
Royalties	(12.9)	(28.4)
Transportation	(13.6)	(16.8)
Net operating costs (3)	(37.6)	(54.4)
Netback (3)	$69.4	$114.4

(1)
Includes the impact of commodities purchased from and sold to third parties of $0.2 million for Q1 2026 (2025 – $0.3 million). See "Production Revenues" below for a reconciliation of "Sales" to "Production revenues".
(2)
Realized risk management gains (losses) on commodity contracts.
(3)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures" and see "Expenses - Operating" for reconciliation of net operating costs to operating costs.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended March 31
(millions)	2026	2025
Production revenues	$148.7	$211.0
Sales of commodities purchased from third parties	0.6	2.0
Less: Commodities purchased from third parties	(0.4)	(1.7)
Sales (1)	148.9	211.3
Realized risk management gain (loss) (2)	(15.4)	2.7
Gross revenues (1)	$133.5	$214.0

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains (losses) on commodity and foreign exchange contracts.

The Company's production revenues and gross revenues were lower in Q1 2026 compared to Q1 2025, mainly due to lower production volumes as a result of the Pembina Disposition in Q2 2025. Additionally, our gross revenues were impacted by a realized risk management loss on our outstanding oil hedges.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – March 31, 2025	$214.0
Decrease in liquids production	(51.8)
Decrease in liquids prices	(7.1)
Decrease in natural gas production	(4.3)
Increase in natural gas prices	0.8
Increase in realized oil risk management loss	(17.1)
Decrease in realized natural gas risk management gain	(1.0)
Gross revenues – January 1 – March 31, 2026 (2)	$133.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Royalties

	Three months ended March 31
	2026	2025
Royalties (millions)	$12.9	$28.4
Average royalty rate (1)	9%	13%

(1)
Excludes effects of risk management activities and other income.

In Q1 2026, the decrease in absolute royalties from Q1 2025 was largely attributed to our lower production base due to the Pembina Disposition in Q2 2025. The decrease in average royalty rate was mainly due to lower oil prices, specifically in January and February.

Expenses

	Three months ended March 31
(millions)	2026	2025
Net operating (1)	$37.6	$54.4
Transportation	13.6	16.8
Financing	7.4	12.7
Share-based compensation	$0.2	$2.9

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended March 31
(millions)	2026	2025
Operating costs	$41.2	$59.0
Less processing fees	(2.1)	(2.8)
Less road use recoveries	(1.5)	(1.8)
Net operating costs (1)	$37.6	$54.4

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

On an absolute basis, both operating and net operating costs have decreased compared to Q1 2025 mainly due to the sale of higher cost production pursuant to the Pembina Disposition, which was partially offset by the growth in Peace River production, which has higher water handling costs. We have implemented a number of water handling initiatives to help reduce trucking costs, which will continue to be a focus as we further expand our Peace River production base.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. New wells drilled in the Peace River area over the past year resulted in higher production and thus higher transportation costs on a per boe basis in Q1 2026 compared to Q1 2025. On an absolute basis transportation costs are lower in Q1 2026 compared to Q1 2025 due to the Pembina Disposition in early Q2 2025.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Financing

Financing expense consists of the following:

	Three months ended March 31
(millions)	2026	2025
Interest	$4.5	$7.5
Accretion on decommissioning liability	2.1	4.6
Accretion on discount of senior unsecured notes	-	0.1
Accretion on lease liabilities	0.4	0.1
Deferred financing costs	0.4	0.4
Financing	$7.4	$12.7

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Interest charges were lower in Q1 2026 compared to Q1 2025 mainly due to lower drawings on our syndicated credit facility following the Pembina Disposition as the proceeds received from the transaction were used to reduce the amount outstanding under our syndicated credit facility.

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). The Company completed our semi-annual borrowing base redetermination in April 2026. The aggregate amount available under the syndicated credit facility remained at $235.0 million and the revolving period and maturity dates are now set at May 31, 2027 and May 31, 2028, respectively.

At March 31, 2026, the Company had senior unsecured notes outstanding totaling $175.0 million which mature on December 3, 2030. The senior unsecured notes were issued at par under a trust indenture and at an interest rate of 8.125 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

At March 31, 2026, letters of credit totaling $2.5 million were outstanding (December 31, 2025 – $2.5 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Share-Based Compensation

Share-based compensation expense relates to options ("Options") to acquire common shares granted under the Company's Stock Option Plan (the “Option Plan”), restricted share units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), deferred share units ("DSUs") granted under the Deferred Share Unit Plan (“DSU plan”), performance share units (“PSUs”) granted under the RPSU plan and unrealized gains or losses under the equity forward contracts.

Share-based compensation expense consisted of the following:

	Three months ended March 31
(millions)	2026	2025
DSUs	$10.3	$0.3
PSUs	7.5	0.5
Equity forward contracts gain (1)	(19.8)	-
Liability based incentive plans	$(2.0)	$0.8

RSUs	$1.5	$1.7
Options	0.7	0.4
Equity based incentive plans	2.2	2.1
Share-based compensation	$0.2	$2.9

(1)
Relates to the equity forward contracts entered into to mitigate the Company's exposure to our share-based compensation plans.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU and DSU future obligations. The share price used in the fair value calculation of the DSU and PSU obligations at March 31, 2026 was $13.22 per share compared to $8.42 per share on December 31, 2025 and $8.43 per share on March 31, 2025. The share price used for the unrealized gain on the equity forward contract at March 31, 2026 was $13.22 per share compared to the weighted average valuation of $8.95 per share.

General and Administrative Expenses ("G&A")

	Three months ended March 31
(millions, except per boe amounts)	2026	2025
Gross	$10.5	$10.9
Per boe (1)	4.08	3.14
Net (2)	5.5	5.6
Per boe (1)	$2.12	$1.61

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.
(2)
Net G&A includes the impact of overhead recoveries and capitalized G&A.

On an absolute basis, G&A was similar in Q1 2026 compared to Q1 2025 as staff levels were relatively consistent year-over-year. On a per boe basis, the impact of the Pembina Disposition in Q2 2025 and resultant lower production levels led to higher costs in Q1 2026 compared to Q1 2025.

Depletion, Depreciation and Impairment

	Three months ended March 31
(millions)	2026	2025
Depletion and depreciation (“D&D”)	$46.0	$43.2

PP&E Impairment (reversal)	$(0.1)	$12.1

The Company’s D&D expense increased in Q1 2026 from Q1 2025, primarily due to higher production levels. The assets associated with the Pembina Disposition were classified as assets held for sale in Q1 2025 and were no longer being depleted.

In the first quarter of 2026, we recorded a $0.1 million impairment reversal (2025 - $0.1 million impairment) in our Legacy cash generating unit ("Legacy CGU") due to a reduction in the decommissioning liability in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are either expensed or recovered each period.

Taxes

	Three months ended March 31
(millions)	2026	2025
Deferred income tax expense (recovery)	$(5.9)	$5.0

The Company previously recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred income tax recovery in Q1 2026 was due to the Company’s net loss driven largely by risk management hedging losses.

The deferred income tax expense in Q1 2025 was due to the net income recorded in that period and resultant reduction of our deferred income tax asset.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Net Income (Loss)

	Three months ended March 31
(millions, except per share amounts)	2026	2025
Net income (loss)	$(18.7)	$15.4
Basic per share	(0.28)	0.21
Diluted per share	$(0.28)	$0.20

Net loss in Q1 2026 was primarily the result of a realized and unrealized risk management loss on our outstanding hedging position during the period.

Capital Expenditures

	Three months ended March 31
(millions)	2026	2025
Drilling and completions	$59.1	$87.8
Well equipping and facilities	17.4	33.8
Land and geological/geophysical	3.1	6.4
Corporate	0.1	0.4
Capital expenditures	$79.7	$128.4
Property acquisitions	0.6	-
Total	$80.3	$128.4

In Q1 2026, capital expenditures were focused on development activities in Peace River and Willesden Green, including further progress on our waterflood initiatives in the Peace River area. Overall, capital expenditures were lower in Q1 2026 than Q1 2025 as we moderated capital spending in the period in response to lower commodity prices for most of the quarter.

For Q1 2026, 21 (15.5 net) wells were brought on production, including operated and non-operated activities, which included 5 (5.0 net) wells in Peace River, 6 (6.0 net) wells in Willesden Green and 10 (4.5 net) wells in PCU #11.

Drilling

	Three months ended March 31
	2026		2025
(number of wells)	Gross	Net	Gross	Net
Oil	16	14	31	27
Injectors, stratigraphic and service	4	4	-	-
Total	20	18	31	27

The Company drilled 16 (16.0 net) operated wells, including 4 (4.0 net) injector wells, during Q1 2026. In addition, the Company had non-operated working interests in 4 (1.8 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Obsidian Energy monitors our operations for environmental impacts and allocates capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. The Company follows the Alberta Energy Regulator guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites.

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	March 31, 2026	December 31, 2025
Long-term debt
Syndicated credit facility	$74.0	$9.0
Senior unsecured notes (8.125%, maturing December 3, 2030)	175.0	175.0
Deferred financing costs	(3.7)	(4.1)
Total	245.3	179.9

Working capital deficiency
Cash	(1.5)	-
Accounts receivable	(90.5)	(56.1)
Prepaid expenses and other	(11.3)	(11.0)
Prepaid equity forward contracts (1)	(59.3)	(28.1)
Bank overdraft	-	0.4
Accounts payable and accrued liabilities	197.1	155.0
Total	34.5	60.2

Net debt (2)	$279.8	$240.1

(1)
The Company includes prepaid equity forward contracts in our working capital deficiency given we have paid for these contracts upon entering into them and the corresponding share-based compensation liabilities are included in Accounts Payable and Accrued Liabilities.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt increased compared to December 31, 2025, primarily as a result of higher drawings under our syndicated credit facility due to our development activity, our return of capital initiative through our share buyback program and the purchase of prepaid equity forwards contracts.

Liquidity

The Company currently has a reserve-based syndicated credit facility with a borrowing limit of $235.0 million and senior unsecured notes totaling $175.0 million, due in December 2030. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. In December 2025, we refinanced our existing senior unsecured notes, which provided additional term to our debt structure and additional proceeds, which we used to largely pay down our syndicated credit facility and increase the overall liquidity of the Company. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and an appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Financial Instruments

Obsidian Energy had the following financial instruments outstanding at March 31, 2026. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

Commodity contracts

	Notional Volume (bbl/d)	Remaining Term	Price (US$/bbl)	Fair value (millions)
Oil
WTI Swap	13,550	April 2026	$65.93	$(18.4)
WTI Swap	13,100	May 2026	67.45	(13.1)
WTI Swap	12,075	June 2026	71.56	(6.8)
WTI Swap	8,250	July 2026	75.71	(1.6)
WTI Swap	2,250	August 2026	81.20	0.4
WTI Collar	750	June 2026	86.00 - 92.25	0.1
WTI Collar	5,050	August 2026	$80.25 - 87.69	$1.1
Total oil				$(38.3)

	Notional Volume (mcf/d)	Remaining Term	Price (C$/mcf)	Fair value (millions)
Natural Gas
AECO Swap	35,377	April 2026 - October 2026	$2.68	$8.5
AECO Swap	4,739	November 2026 - March 2027	$3.31	$0.3
Total natural gas				$8.8

Total				$(29.5)

Foreign exchange forward contracts

	Notional Amount ($ millions)	Remaining Term	Price (C$)	Fair value (millions)
Foreign exchange forward contracts
FX forward contract	19.5	April 2026	$1.3665	$(0.4)
FX forward contract	19.6	May 2026	1.3700	(0.3)
FX forward contract	20.3	June 2026	1.3732	(0.2)
FX forward contract	19.2	July 2026	1.3714	(0.2)
FX forward contract	18.5	August 2026	1.3715	(0.2)
FX forward contract	4.0	September 2026	$1.3750	$-
Total				$(1.3)

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

The components of risk management within Income on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended March 31
(millions)	2026	2025
Realized
Settlement of oil contracts loss	$(17.4)	$(0.2)
Settlement of natural gas contracts gain	1.9	2.9
Settlement of foreign exchange contracts gain	0.1	-
Total realized risk management gain (loss)	$(15.4)	$2.7

Unrealized
Oil contracts loss	$(38.3)	$(10.3)
Natural gas contracts gain (loss)	5.2	(4.9)
Foreign exchange contracts loss	(1.3)	-
Total unrealized risk management loss	(34.4)	(15.2)
Risk management loss	$(49.8)	$(12.5)

Prepaid Equity Forward Contracts

Obsidian Energy is exposed to equity price risk on our common share price in relation to our share-based compensation plans. Given the value of our share-based compensation plans fluctuates based on the Company’s common share price on the TSX at each period end date, beginning in Q3 2025, the Company began mitigating this exposure by entering into equity forward contracts. Unrealized and realized gains/losses on our equity forward contracts for the period are recorded through share-based compensation.

	Share Volume	Remaining Term (1)	Price (C$)	Fair value (millions)
Equity
Equity Forward Contract	720,000	September 2028	$8.89	$9.5
Equity Forward Contract	1,300,000	October 2028	8.72	17.2
Equity Forward Contract	550,000	November 2028	8.43	7.3
Equity Forward Contract	715,000	December 2028	8.31	9.4
Equity Forward Contract	450,000	January 2029	8.76	5.9
Equity Forward Contract	680,000	February 2029	10.18	9.0
Equity Forward Contract	80,000	April 2029	$13.28	$1.0
Total				$59.3

(1)
The Company can settle the contract, or a portion of the contract, at any time.

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to March 31, 2026.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Based on commodity prices and contracts in place at March 31, 2026, the Company notes the following sensitivities:

•
a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $1.7 million;
•
a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.8 million;
•
a $0.01 change in the CAD/US foreign exchange rate would change pre-tax unrealized risk management by $0.5 million; and
•
a $1.00 change in our share price would change pre-tax unrealized risk management by $4.5 million.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

	Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
WTI - Price per barrel of liquids	WTI US$1.00	6.5	0.10
WCS - Price per barrel of liquids	WCS US$1.00	5.2	0.08
Liquids production	1,000 bbl/day	25.0	0.37
Price per mcf of natural gas	AECO $0.10	0.7	0.01
Natural gas production	1 mmcf/day	0.5	0.01
Effective interest rate	1%	0.3	0.01
Exchange rate ($US per $CAD)	$0.01	5.0	0.07

(1)
Non-GAAP financial measure or non-GAAP ratio. See “Non-GAAP and Other Financial Measures”.

Contractual Obligations and Commitments

As at March 31, 2026, Obsidian Energy was committed to certain payments over the next five calendar years and thereafter as follows:

	2026	2027	2028	2029	2030	Thereafter	Total
Long-term debt (1)	$-	$74.0	$-	$-	$175.0	$-	$249.0
Transportation	13.0	16.0	12.5	12.1	5.7	-	59.3
Interest obligations	17.3	15.9	14.2	14.2	14.2	-	75.8
Lease liability	2.5	3.1	2.2	1.5	1.5	18.5	29.3
Decommissioning liability (2)	7.2	12.2	11.5	10.9	10.3	55.1	107.2
Total	$40.0	$121.2	$40.4	$38.7	$206.7	$73.6	$520.6

(1)
The 2027 figure includes our syndicated credit facility which had a term-out date of May 2027 at March 31, 2026. Subsequent to March 31, 2026, the Company completed our semi-annual borrowing base redetermination and the term-out date was extended to May 2028. The 2030 figure includes our senior unsecured notes due in December 2030. Refer to the Financing section above for further details. Historically, the Company has successfully renewed our syndicated credit facility.
(2)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

At March 31, 2026, the Company had an aggregate of $175.0 million in senior unsecured notes maturing in December 2030. Also, at March 31, 2026, the revolving period of our syndicated credit facility was May 31, 2026, with a term out period to May 31, 2027. Subsequent to March 31, 2026, the Company completed our semi-annual borrowing base redetermination which resulted in the revolving period and maturity dates under the syndicated credit facility being extended to May 31, 2027 and May 31, 2028, respectively. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2026	66,612,757
Issuance under Option and RPSU Plans	226,511
Repurchase and cancellation of common shares	(62,500)
As at May 6, 2026	66,776,768

Options outstanding:
As at March 31, 2026	3,121,075
Exercised	(226,111)
Forfeited	(17,910)
As at May 6, 2026	2,877,054

RSUs outstanding:
As at March 31, 2026	1,555,656
Granted	2,130
Vested	(783)
Forfeited	(26,602)
As at May 6, 2026	1,530,401

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for Q1 2026 and 2025.

	Three months ended March 31
Daily production (boe/d)	2026	2025
Willesden Green/PCU #11 (1)
Light oil (bbl/d)	5,733	11,835
Heavy oil (bbl/d)	-	75
NGLs (bbl/d)	2,021	2,991
Natural gas (mmcf/d)	39	60
Total production (boe/d)	14,263	24,967

Peace River
Light oil (bbl/d)	-	-
Heavy oil (bbl/d)	12,276	10,690
NGLs (bbl/d)	13	15
Natural gas (mmcf/d)	6	5
Total production (boe/d)	13,270	11,609

Viking
Light oil (bbl/d)	400	824
Heavy oil (bbl/d)	89	90
NGLs (bbl/d)	30	44
Natural gas (mmcf/d)	2	3
Total production (boe/d)	920	1,520

Legacy
Light oil (bbl/d)	56	68
Heavy oil (bbl/d)	25	32
NGLs (bbl/d)	24	22
Natural gas (mmcf/d)	1	2
Total production (boe/d)	280	320

Total
Light oil (bbl/d)	6,189	12,727
Heavy oil (bbl/d)	12,390	10,887
NGLs (bbl/d)	2,088	3,072
Natural gas (mmcf/d)	48	70
Total production (boe/d)	28,733	38,416
(1)
For Q1 2025, includes production from the Pembina Assets. On April 7, 2025, the Company closed the Pembina Disposition. Production associated with the Pembina Assets averaged approximately 11,000 boe/d in Q1 2025.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Reconciliation of Cash flow from Operating Activities to Funds flow from Operations

	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Three months ended	2026	2025	2025	2025	2025	2024	2024	2024
Cash flow from operating activities	$40.0	$42.6	$45.4	$55.2	$96.7	$115.0	$110.3	$77.9
Change in non-cash working capital	(12.1)	(17.5)	(11.6)	4.3	(5.8)	(13.5)	6.1	29.7
Decommissioning expenditures	1.7	10.3	7.9	4.0	6.6	3.5	6.3	4.0
Equity forward contracts	31.2	21.3	7.4	-	-	-	-	-
Onerous office lease settlements	-	-	-	-	0.7	2.3	2.2	2.2
Deferred financing costs	(0.4)	(0.3)	(0.4)	(0.6)	(0.4)	(0.5)	(0.6)	(0.6)
Restructuring	0.2	0.1	0.1	0.7	0.1	-	-	-
Transaction costs	-	0.1	0.9	2.2	2.2	-	-	1.4
Other expenses	0.4	-	-	-	-	0.9	0.4	0.6
Funds flow from operations	$61.0	$56.6	$49.7	$65.8	$100.1	$107.7	$124.7	$115.2

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on January 1, 2026 and ending on March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing areas of operation, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, equity forward contracts, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring, transaction costs and certain other revenues and expenses and is representative of cash related to our underlying operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased from third parties and sales of commodities purchased from third parties and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

"Sales” are production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues and sales to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing fees and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Results of Operations – Expenses – Operating” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" above for a reconciliation of netbacks to sales and "Results of Operations – Production Revenues" above for a reconciliation of sales to production revenues, being our nearest measure prescribed by IFRS.

Non-GAAP Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating" above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” above.

"Sales per boe" is sales divided by weighted average daily production on a per boe basis. Sales is a non-GAAP financial measure. See “Results of Operations – Production Revenues" above.

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected growth in production of our Clearwater and Bluesky assets through further development and delineation of existing and new fields; the belief that we have a balanced portfolio of heavy and light oil and the anticipated benefits thereof; that we continue to progress our enhanced oil recovery strategy through our waterflood initiatives, that we are encouraged by our results to date, and the expected benefits of such initiatives; the continued development of our light oil assets through ongoing development; that the Company's pace and level of future development and growth will be subject to the macro-economic environment and the Company's intention to generate acceptable returns and maintain our financial strength; our environmental remediation efforts including our focus on abandoning and reclaiming inactive fields; our hedges; our expectation that entering into equity forward contracts will help reduce volatility in our funds flow from operations; our belief that our water handling initiatives will help reduce trucking costs, and that such initiatives will continue to be a focus as we further expand our Peace

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

River production base; the expectation that compliance with environmental legislation will require additional expenditures and a failure to comply may result in fines and penalties and the effect of such fines and penalties; our intention to monitor our operations for environmental impacts and allocate capital to reclamation and other activities in the areas we operate; our intention to follow the Alberta Energy Regulator guidance under Directive 088; our intention to use multiple sales points in the Peace River area and the anticipated benefits in connection therewith; our expectations in connection with taxable profits and the Company's ability to utilize its remaining deferred tax asset balance; the terms and conditions under our syndicated credit facility and senior unsecured notes and our expectations if the Company is unsuccessful in renewing or replacing them in the future; our involvement with various litigation in the normal course of business and the anticipated effects thereof; how we plan to manage our debt portfolio; all information disclosed under "Sensitivity Analysis"; our future payment obligations as disclosed under "Contractual Obligations and Commitments"; that the Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks; that management maintains close relationships with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program and the anticipated benefits in connection therewith; and that the Company limits credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

The future acquisition by the Company of the Company's common shares pursuant to its share buyback program (including through its NCIB), if any, and the level thereof is uncertain. Any decision to acquire common shares of the Company pursuant to the share buyback program will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the

OBSIDIAN ENERGY FIRST QUARTER 2026	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares of the Company that the Company will acquire pursuant to its share buyback program, if any, in the future.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; risks associated with the mandatory joint review of the Canada-United States-Mexico Agreement ("CUSMA") on July 1, 2026, including the risk that the members ultimately withdrawing from CUSMA, which could result in a significant increase in trade barriers, which could in turn have a material adverse effect on the Canadian and U.S. economies, and by extension the Canadian oil and natural gas industry and the Company; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine

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and/or hostilities in the Middle East, particularly between Iran, the United States and Israel; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedarplus.ca and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

This document contains future-oriented financial information and financial outlook information (collectively, "FOFI") including all information disclosed under "Sensitivity Analysis" which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth herein and such variation may be material. The Company and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI. FOFI contained in this document was made as of the date of this document and was provided for the purpose of providing further information about the Company's anticipated future business operations. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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